Peak Announces Initiation of Research Coverage by eResearch

Montreal, Quebec--(Newsfile Corp. - March 5, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today is pleased to announce that Mr. Chris Thompson, CFA, MBA, P.Eng., Director of Equity Research at eResearch Corporation (www.eresearch.com) ("eResearch") has published an initial research report on the Company.

Peak mandated eResearch to begin covering the Company in the fall of 2019, with the initial report due for release by the end of 2019. But the report was delayed until now to account for Peak's acquisition of the Jinxiaoer platform in late 2019. Updated reports will be provided when deemed appropriate as eResearch continues to follow the development of the Company. A copy of the full initial report is available for download on the eResearch website by clicking on the following link.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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